Exhibit 1.01

Exhibit 1.01 Conflict Minerals Report

I.                                        Introduction

This Conflict Minerals Report for Overstock.com, Inc. (“Overstock”, “we”, “us”, or “our”) covers the reporting period from January 1, 2016 to December 31, 2016.  This Conflict Minerals Report is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Conflict Minerals Rule”) under the Securities Exchange Act of 1934, as amended.

Overstock is an online retailer offering a constantly changing mix of hundreds of thousands of products. Overstock does not actually manufacture any of the products offered, nor does Overstock believe it “contracts to manufacture” any of the products offered under the meaning of the Conflict Minerals Rule.  However, as a precautionary measure, we undertook the country of origin inquiry described below and requested that our suppliers of products that we might be deemed to “contract to manufacture” provide us with information on the origin of any conflict minerals contained in any such products they supplied to us.

For 2016, Overstock was unable to determine the origin of at least a portion of the tantalum, tin, tungsten, and gold (“Conflict Minerals” or “3TG”) contained in the products of the surveyed suppliers. In some instances, Overstock was able to determine that some of the surveyed suppliers for 2016 did not source from the Democratic Republic of the Congo (“DRC”) or an adjoining country. Overstock’s findings about the source of 3TG in products from surveyed suppliers for 2016 were further limited by the fact that some suppliers provided incomplete or unverified smelter or refiner information, and most suppliers did not provide information about the source of 3TG on an individual product basis.

II.                                   Reasonable Country of Origin Inquiry (RCOI)

We reviewed our products and suppliers to identify products where we might possibly exercise influence on the product materials, parts, content, design, components or manufacturing, and we identified twenty-four suppliers potentially in scope.  Under our RCOI, we requested that all suppliers identified as in-scope provide information to us regarding their 3TG mineral use and smelter sources using the Conflict Minerals Reporting Template (“CMRT”).  The CMRT was developed by the Conflict Free Sourcing Initiative (the “CFSI”) to collect data and facilitate disclosure of information regarding smelters and refiners that provide material to a manufacturer’s supply chain.  It includes questions regarding a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain, such as the names and locations of smelters and refiners, as well as the origin of 3TG minerals used by those facilities.

We engaged a third party service provider to facilitate the RCOI. Supplier engagement began with an introductory email from Overstock describing the Conflict Minerals Rule. In-scope suppliers were sent a follow-up email from our third-party service provider containing registration information and a request to complete the CMRT. Training documentation was also provided to these in-scope suppliers, to share general information about the Conflict Minerals Rule. In-scope suppliers were required to complete (1) the CMRT, disclosing a high-level assessment of the supplier’s use of 3TG in products available on Overstock’s website, and (2) a smelter and refiner list, documenting the supplier’s source of 3TG minerals. Our third party service provider reviewed the supplier responses and evaluated the information for plausibility, gaps, and inconsistencies.  The third party service provider followed up with non-responsive suppliers, and with those suppliers that provided incomplete or inconsistent responses. Suppliers were required to provide corrections and clarifications where needed.

We believe our RCOI process was reasonably designed and performed in good faith, but there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

III.                              Design of Due Diligence Framework

We designed our due diligence framework to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on tantalum, tin, tungsten, and gold (the “OECD Guidance”). We implemented appropriate elements of the OECD Guidance, based on our position in the supply chain. The design of our due diligence process conforms to the OECD Guidance applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters/refiners.  As a downstream company, Overstock must rely on its suppliers to provide accurate, reliable information about 3TG in its supply chain. Overstock believes that, in most cases, it is several vendor tiers removed from the smelters and refiners of 3TG used in its products. Overstock does not do any direct business with any smelters or refiners of 3TG.

IV.                               Due Diligence Measures Performed by Overstock

Due diligence measures performed include, but are not limited to, the following:

•                  Reporting to management on direct suppliers’ responses to our conflict minerals information requests;

•                  Conducting internal awareness sessions concerning the commitments and requirements expected of our suppliers;

•                  Gathering and analyzing responses provided by in-scope suppliers in the CMRT; and

•                  Utilizing information made available by the Conflict-Free Sourcing Initiative (“CFSI”), the London Bullion Market Association (“LBMA”), and the Responsible Jewelry Council (“RJC”) concerning independent third-party audits of smelters and refiners.

V.                                    Product Determination

Due to the challenges of tracing in a multi-tier supply chain, Overstock was able to determine the origin of only a portion of the 3TG contained in its potentially in-scope products for 2016.

The table below identifies the smelters/refiners that supplied gold to the suppliers who provided complete data to us, and the location of the facility.

Metal	Smelter/Refiner Name	Sourcing Status	Facility Location
Gold	Asahi Refining Canada Limited	Validated as Conflict Free	Canada
Gold	Heraeus Ltd. Hong Kong	Validated as Conflict Free	China
Gold	Metalor USA Refining Corporation	Validated as Conflict Free	USA

Based on the responses we received, a majority of in-scope suppliers stated their products contain no 3TG.  Certain other suppliers provided CMRT responses indicating that none of the smelters or refiners listed by the supplier are known to source 3TG from the Democratic Republic of the Congo or an adjoining country.  Identified countries of origin of 3TG in Overstock’s supply chain include:  Australia, Canada, Switzerland, China, Germany, France, Hong Kong, Japan, Laos, Mexico, Malaysia, Mozambique, Peru, Philippines, Singapore, Thailand, Taiwan, United States, Viet Nam, and South Africa.

We received incomplete and/or inconclusive data from some of our direct suppliers, and material source information is still developing. Three suppliers were classified as having “Inconsistent” or “Uncertain” information, due to (i) incomplete, invalid, or inconsistent smelter or refiner information, or (ii) CMRTs that did not include 100% of sourcing information for the supplier’s supply chain.

Notwithstanding the due diligence framework outlined herein, we are unable to make a definitive determination about the source of the tin, tungsten, tantalum or gold in our products and all processing facilities used throughout the supply chain.  While we received no information from relevant suppliers indicating that the tin, tantalum, tungsten or gold directly or indirectly financed or benefitted armed groups in the Democratic Republic of the Congo or an adjoining country, the information provided by certain suppliers was not sufficient to allow us to determine the country of origin or processing facilities for all 3TG in Overstock’s supply chain.

VI.                               Product Description

The products we assumed might be subject to the disclosure are furniture, home décor, housewares, jewelry and watches.